Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

First Quarterly Report of 2020

1. Important Notice

1.1

The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this quarterly report and there are no material omissions from, or misrepresentation or misleading statements, and jointly and severally accept full responsibility for such quarterly report.

1.2	This quarterly report has been considered and approved at the fourth meeting of the Board of the Company in 2020. All Directors attended this meeting of the Board of Directors.

1.3

Mr. Dai Houliang, Chairman of the Board, Mr. Duan Liangwei, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

1.4

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

2. Basic Data of the Company

2.1	Key Financial Data and Financial Indicators
2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,727,028	2,732,910	(0.2)
Equity attributable to owners of the Company	1,212,216	1,230,156	(1.5)

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows (used for) / generated from operating activities	(18,096)	61,765	(129.3)

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Revenue	509,098	594,815	(14.4)
Net (loss) / profit attributable to owners of the Company	(16,230)	10,249	(258.4)
Return on net assets (%)	(1.3)	0.8	(2.1) percentage points
Basic (loss) / earnings per share (RMB Yuan)	(0.089)	0.056	(258.4)
Diluted (loss) / earnings per share (RMB Yuan)	(0.089)	0.056	(258.4)

Note: the acquisition of Dalian West Pacific Petrochemical Co., Ltd. (“Dalian West Pacific”) was completed in May 2019, and was accounted for as combination of entities under common control, relevant indicators of the preceding reporting period were adjusted retrospectively.

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,727,303	2,733,190	(0.2)
Equity attributable to equity holders of the Company	1,212,484	1,230,428	(1.5)

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows (used for) / generated from operating activities	(18,096)	61,765	(129.3)

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Operating income	509,098	594,815	(14.4)
Net (loss) / profit attributable to equity holders of the Company	(16,234)	10,245	(258.5)
Net (loss) / profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	(15,187)	13,735	(210.6)
Weighted average return on net assets (%)	(1.3)	0.8	(2.1) percentage points
Basic (loss) / earnings per share (RMB Yuan)	(0.089)	0.056	(258.5)
Diluted (loss) / earnings per share (RMB Yuan)	(0.089)	0.056	(258.5)

Note: the acquisition of Dalian West Pacific Petrochemical Co., Ltd. was completed in May 2019, and was accounted for as combination of entities under common control, relevant indicators of the preceding reporting period were adjusted retrospectively.

Unit: RMB Million
Non-recurring profit/loss items	Profit/(loss) from the beginning of the year to the end of the reporting period
Net profit on disposal of non-current assets	(227)
Government grants recognised in the income statement	56
Reversal of provisions for bad debts against receivables	1
Net gains on disposal of subsidiaries	3
Other non-operating income and expenses	(1,254)

Sub-total	(1,421)

Tax impact of non-recurring profit/loss items	357
Impact of non-controlling interests	17

Total	(1,047)

2.1.3	Differences between CAS and IFRS

✓Applicable    ☐Inapplicable

The consolidated net loss for the reporting period under IFRS and CAS were RMB13,349 million and RMB13,353 million, respectively, with a difference of RMB4 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,428,456 million and RMB1,428,725 million, respectively, with a difference of RMB269 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation. On December 19, 2017, 中國石油天然氣集團公司, the Chinese name of CNPC was changed into 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2

Total Number of Shareholders, Shareholdings of Top Ten Shareholders and Shareholdings of Top Ten Holders of Marketable Shares (or Shareholders of Shares Without Selling Restrictions) as at the end of the Reporting Period

Total number of shareholders as at the end of the reporting period	708,802 shareholders including 702,412 holders of A shares and 6,390 overseas holders of H shares (including 155 registered holders of the American Depository Shares).

Shareholdings of the top ten shareholders
Name of shareholder	Nature of shareholder	Percentage of shareholding(%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned legal person	80.25	146,882,339,136	(1)	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.42	20,896,597,815	(3)	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,980,945		0	3,819,980,945
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned legal person	1.12	2,051,488,603		0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	0.62	1,139,138,704		0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	0.34	624,000,000		0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000		0	0
Guoxin Investment Co., Ltd.	State-owned legal person	0.22	405,473,862		0	0
Beijing Chengtong Financial Holding Investment Co. Ltd.	State-owned legal person	0.20	374,550,263		0	0
Ansteel Group Corporation	State-owned legal person	0.12	220,000,000		0	0

Shareholdings of the top ten shareholders of shares without selling restrictions
Name of shareholders	Number of shares held	Type of shares
CNPC	146,882,339,136	A Shares
HKSCC Nominees Limited	20,896,597,815	H Shares
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,819,980,945	A Shares
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,051,488,603	A Shares
China Securities Finance Corporation Limited	1,139,138,704	A Shares
China Baowu Steel Group Corporation	624,000,000	A Shares
China Metallurgical Group Corporation	560,000,000	A Shares
Guoxin Investment Co., Ltd.	405,473,862	A Shares
Beijing Chengtong Financial Holding Investment Co. Ltd.	374,550,263	A Shares
Ansteel Group Corporation	220,000,000	A Shares

Statement on constitution of affiliation or parties acting in concert among shareholders above:

The Company is not aware of any affiliation among the above ten shareholders or any one of them constituting parties acting in concert under the Administrative Measures for the Takeover of Listed Companies.

Notes:	(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
	(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
	(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

2.3

Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the end of the Reporting Period

☐ Applicable    ✓ Inapplicable

2.4	Business Review

In the first quarter of 2020, the growth of the world economy and trade was seriously affected by Coronavirus Disease 2019 (the “COVID-19”), with a greater downward risk and significant increase in factors of instability and uncertainty. The economy in China was also affected significantly. The GDP of China decreased by 6.8% as compared with the same period of last year. As a result of the decline of macro-economy, supply exceeded demand in the international oil market, and the international oil prices dropped significantly, of which the average prices decreased as compared with the same period of last year. The average spot price of North Sea Brent crude oil was US$50.14 per barrel, representing a decrease of 20.6% as compared with the same period of last year. The average spot price of the West Texas Intermediate (“WTI” ) crude oil was US$45.52 per barrel, representing a decrease of 17.0% as compared with the same period of last year. While the domestic refined oil consumption decreased significantly as compared with the same period of last year, the issue of excessive supply was further aggravated. The demand in the domestic natural gas market also decreased as compared with the same period of last year.

Facing the severe and complicated economy and operation situation both abroad and domestically, the Group faithfully acted out the new concept of development, pushed ahead the quality-based development, paid more attention on strategic leading, green and low-carbon development, digital transformation and intelligent development as well as the value creation. The Group has tried its best efforts to reduce the impact of the COVID-19 by taking effective measures to prevent and control the COVID-19, resuming work and production in an orderly way, launching an campaign of improving quality and enhancing profitability, focusing on the optimization of production and operation, and devoting major efforts to intensify the control of investment, costs and expenses. In the first quarter of 2020, the average realised price for crude oil of the Group was US$54.39 per barrel, representing a decrease of 8.6% as compared with the same period of last year, among which the domestic realised price was US$56.42 per barrel, representing a decrease of 5.0% as compared with the same period of last year; the average realised price for natural gas was US$5.10 per thousand cubic feet, representing a decrease of 23.1% as compared with the same period of last year, among which the domestic realised price was US$5.80 per thousand cubic feet, representing a decrease of 11.5% as compared with the same period of last year. Affected by the sharp drop in oil and gas prices and the decrease in sales thereof, the Group achieved a revenue of RMB509,098 million under IFRS, representing a decrease of 14.4% from RMB594,815 million as compared with the same period of last year. Affected by the decline in revenue and the inventory impairment losses caused by the sharp drop in oil prices, the net loss attributable to owners of the company amounted to RMB16,230 million, representing a decrease in profit of RMB26,479 million as compared with a net profit of RMB10,249 million in the same period of last year.

In respect of exploration and production, the Group insisted on highly efficient exploration and endeavoured to increase recoverable reserves qualified for economies of scale. The Group kept reinforcing its resources foundation and gave priority to profitable development. In the first quarter of 2020, the oil and gas equivalent output of the Group was 413.9 million barrels, representing an increase of 6.1% as compared with the same period of last year, of which the domestic oil and gas equivalent output was 357.6 million barrels, representing an increase of 6.0% as compared with the same period of last year, and the overseas oil and gas equivalent output was 56.3 million barrels, representing an increase of 7.0% as compared with the same period of last year. The primary reasons for the increase in oil and gas production includes relatively higher capital expenditures for the last year and newly added oil and gas production capacity; the first quarter production and sales plan which has been scheduled at the beginning of the year, and production adjustment with a certain lag for the planning and production technology; the appropriate increase in the output of blocks with better marginal contributions at low oil prices; and the appropriate increase in the production of domestic natural gas to make up for the loss of imported natural gas and supplement the cash flow for the higher cost of importing long-term trading gas. In the first quarter of 2020, the segment of exploration and production took active steps to cope with the impact of the low oil prices and devoted major efforts to strengthen the control of costs and expenses. The unit oil and gas lifting cost decreased by 8.9% as compared with the same period of last year. The Group’s exploration and production segment achieved a profit from operations of RMB14,883 million, representing an increase of 3.9% as compared with RMB14,326 million for the same period of last year.

In respect of refining and chemicals, the Group adhere to the view of customer-centric and market-oriented, taking proactive steps to cope with the adverse impact of decreasing demand in the domestic market of refined products. The Group reasonably adjusted load of facilities and structure of products and optimised production and operation, while pushing forward transformation and upgrading and promoting development at lower cost. The Group endeavoured to increase the output of highly value-added chemical products, which resulted in an increase of 2.9% in the outputs of chemical commodity products as compared with the same period of last year. At the same time, the Group fully support the COVID-19 prevention and control work in China and other countries, actively organize the development and production of COVID-19 prevention materials such as melt blown cloth. In the first quarter of 2020, the Group processed an aggregate amount of 276.5 million barrels of crude oil, representing a decrease of 9.6% as compared with the same period of last year. The Group produced 25.208 million tons of gasoline, diesel and kerosene, representing a decrease of 13.8% as compared with the same period of last year. In the first quarter of 2020, the loss from operations of refining and chemicals segment amounted to RMB8,702 million, representing a decrease in profit of RMB11,772 million as compared with the profit from operations of RMB3,070 million for the same period of last year. The loss from operations in the refining business amounted to RMB6,292 million, representing a decrease in profit of RMB6,409 million as compared with the profit from operations of RMB117 million for the same period of last year, mainly due to adverse effect of decrease in sales of refined products, drop in prices and decrease in profit from inventories. The loss from operation in the chemicals business amounted to RMB2,410 million, representing a decrease in profit of RMB5,363 million as compared with the profit from operations of RMB2,953 million for the same period of last year, mainly due to the decrease in the sales and prices of chemical products.

In respect of marketing, the Group actively coped with the adverse effects of the COVID-19 situation and market downturn, optimized its product structure and inventory management, promoted refined marketing, strengthened sales network construction, and actively carried out profits-oriented, integrated and coordinated management of domestic and international markets, striving to enhance the overall value of the industry chain. In the first quarter of 2020, the Group sold 35.478 million tons of gasoline, diesel and kerosene, representing a decrease of 15.9% as compared with the same period of last year. In the first quarter of 2020, as a result of the outbreak of COVID-19 and the decrease in the demand for refined products on the domestic market, the Group recorded a loss from operations of RMB16,593 million in the marketing segment, representing a decrease in profit of RMB20,110 million as compared with the profit from operations of RMB3,517 million for the same period of last year.

In respect of natural gas and pipeline, the Group adhered to the principle of market and profitability orientation, continuously optimized the resource structure, deepened the “labelling” management of resources, and continued to do a good job in the development of certain major high-profitability markets and end-user markets. The Group intensified pipeline construction and reinforced safe operation and management, and continuously improved the interconnection of pipeline networks and its ability to coordinate the deployment of oil and gas resources. In the first quarter of 2020, the domestic sales volume of natural gas was 47.706 billion cubic metres, representing a decrease of 3.7% as compared with same period of last year. As a result of the fall in both sales and prices of the natural gas, the profit from operations of the natural gas and pipeline segment amounted to RMB11,359 million, representing a decrease of 9.7% as compared with RMB12,582 million for the same period of last year. Among them, the net loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment amounted to RMB3,933 million, representing an increase in net loss of RMB644 million from the net loss of RMB3,289 million for the same period of last year, mainly due to the early implementation of the off-season price policy and reduced natural gas sales prices. The Group will continue to take effective measures to control losses.

Summary of Key Operating Data for the First Quarter of 2020

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2020	2019
Crude oil output	Million barrels	232.7	223.4	4.2
of which: domestic	Million barrels	186.9	182.7	2.3
overseas	Million barrels	45.8	40.7	12.5
Marketable natural gas output	Billion cubic feet	1,086.9	999.9	8.7
of which: domestic	Billion cubic feet	1,023.8	928.8	10.2
overseas	Billion cubic feet	63.1	71.1	(11.3)
Oil and natural gas equivalent output	Million barrels	413.9	390.1	6.1
of which: domestic	Million barrels	357.6	337.5	6.0
overseas	Million barrels	56.3	52.6	7.0
Processed crude oil	Million barrels	276.5	305.8	(9.6)
Gasoline, kerosene and diesel output	Thousand tons	25,208	29,252	(13.8)
of which: Gasoline	Thousand tons	10,967	12,602	(13.0)
Kerosene	Thousand tons	2,394	3,080	(22.3)
Diesel	Thousand tons	11,847	13,570	(12.7)
Total sales volume of gasoline, kerosene and diesel	Thousand tons	35,478	42,179	(15.9)
of which: Gasoline	Thousand tons	14,799	17,762	(16.7)
Kerosene	Thousand tons	3,694	4,666	(20.8)
Diesel	Thousand tons	16,985	19,751	(14.0)
Output of key chemical products
Ethylene	Thousand tons	1,539	1,560	(1.3)
Synthetic resin	Thousand tons	2,473	2,508	(1.4)
Synthetic fiber raw materials and polymers	Thousand tons	342	372	(8.1)
Synthetic rubber	Thousand tons	246	243	1.2
Urea	Thousand tons	261	—	—

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

In the latter three quarters of 2020, due to factors such as the downturn of world economy, it is expected that the international crude oil market will still be oversupplied, and the international oil prices is expected to fluctuate at a low level. Faced with an unprecedented and severe situation, the Group will highlight its key projects while constraining on its non-major projects, insist on cutting cost as well as enhancing profitability, and adhere to the bottom line thinking of adjusting expenses based on income. It will also adhere to a long-term positive response, carry out in-depth special actions to improve quality and enhance profitability, and adjust the annual business development and investment plan in a timely and dynamic manner according to changes in oil prices, optimizing the investment structure and improving the return on investment, strengthening the overall coordination of the value chain and the industrial chain, implementing financial operation to create efficiency, strictly controlling management costs and expenses, strengthening the performance-linked examination, exerting the driving force of technological innovation, and deepening the market-oriented reform to ensure the stable and orderly functioning of production and operation, as well as the healthy and sustainable financial situation, striving to create value for shareholders.

3	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

✓Applicable    ☐Inapplicable

Unit: RMB Million

Items	March 31, 2020	December 31, 2019	Changes (%)	Key explanation of the changes
Advances to suppliers	29,202	17,038	71.4	Mainly due to the increase in prepayments such as those for materials, project funds
Taxes payable	43,323	67,382	(35.7)	Mainly due to paying the unpaid taxes at the end of last year
Other payables	47,888	34,699	38.0	Mainly due to the increase in other payables recognized based on volume of business
Current portion of non-current liabilities	143,164	92,879	54.1	Mainly due to the increase of long-term borrowings and debentures payable due within one year
Other current liabilities	69,576	30,048	131.5	Mainly due to the increase of ultra short term financing bond

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2020	2019
Investment income	(89)	2,478	(103.6)	Mainly due to the decrease in profits of associated companies and joint ventures as compared with the corresponding period of last year
Including: Income from investment in associates and joint ventures	(221)	2,341	(109.4)
Credit losses	(121)	(92)	31.5	Mainly due to increase of the provision for bad debts of accounts receivables
Asset impairment losses	(7,848)	6	(130,900.0)	Mainly due to the increase in provision for inventory impairment
Gains on asset disposal	—	18	(100.0)	Mainly due to the decrease in gains on disposal of non-current assets
Non-operating income	310	550	(43.6)	Mainly due to the decrease in government grants
Non-operating expenses	(1,733)	(5,252)	(67.0)	Mainly due to the decrease in the loss on retirement of assets
Operating (loss) / profit	(9,252)	29,270	(131.6)	Mainly due to the decrease of sales volume and prices of some oil and gas products and the inventory impairment
(Loss) / profit before taxation	(10,675)	24,568	(143.5)
Taxation	(2,678)	(8,539)	(68.6)	Mainly due to the decrease of profits during the current period
Net (loss) / profit	(13,353)	16,029	(183.3)
Net (loss) / profit from continuous operation	(13,353)	16,029	(183.3)
Non-controlling interests	2,881	5,784	(50.2)
Net (loss) / profit attributable to owners of the Company	(16,234)	10,245	(258.5)
Basic (loss) / earnings per share (RMB Yuan)	(0.089)	0.056	(258.5)

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2020	2019
Diluted (loss) / earnings per share (RMB Yuan)	(0.089)	0.056	(258.5)	Mainly due to the decrease of profits during the current period
Other comprehensive income, net of tax	(3,331)	(784)	324.9	Mainly due to the change of translation differences arising from translation of foreign currency financial statements of overseas subsidiaries as a result of the fluctuation of exchange rates
Other comprehensive income attributable to equity holders of the Company, net of tax	(2,988)	100	(3,088.0)
Changes in fair value of investments in other equity instruments	(48)	35	(237.1)	Mainly due to the decrease in the fair value of investments in other equity instruments for this period
Share of other comprehensive income of equity-accounted investee	(117)	83	(241.0)	Mainly due to the decrease of share of other comprehensive income of equity-accounted investee for this period
Translation differences arising from translation of foreign currency financial statements	(2,823)	(18)	15,583.3	Mainly due to the change of translation differences arising from translation of foreign currency financial statements of overseas subsidiaries as a result of the fluctuation of exchange rates
Other comprehensive income attributable to non-controlling interests, net of tax	(343)	(884)	(61.2)
Total comprehensive income attributable to equity holders of the Company	(19,222)	10,345	(285.8)	Mainly due to the decrease in profit and the change of translation differences arising from translation of foreign currency financial statements of overseas subsidiaries as a result of the fluctuation of exchange rates
Net cash flows (used for) / generated from operating activities	(18,096)	61,765	(129.3)	Mainly due to the decrease in cash received from sales of goods and rendering of services, and changes in working capitals
Net cash flows from financing activities	58,121	28,279	105.5	Mainly due to the increase of net borrowings

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐Applicable    ✓Inapplicable

3.3	Status of fulfilment of undertaking given by the Company, shareholders and ultimate controller

✓Applicable    ☐Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfilment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2019 Annual Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

✓Applicable    ☐Inapplicable

Due to the spread of COVID-19 around the world, the downturn of global economy, the oversupply on the international oil and gas market and other factors, the oil and gas prices in the first quarter of 2020 decreased significantly as compared with the same period of last year. It is expected that the prices will still fluctuate at low level in the second quarter of 2020. The net profit attributable to owners of the Company in the first half of 2020 will fall sharply as compared with the same period of last year.

The above data are preliminary estimates only, and the specific and accurate financial data shall be subject to the Interim Report of 2020 to be officially disclosed by the Company.

3.5	Securities investment

☐Applicable    ✓Inapplicable

3.6	Other significant events

✓Applicable    ☐Inapplicable

3.6.1	The impact of COVID-19

January 2020 witnessed an outbreak of the COVID-19, which severely disrupted the global economy and China is set to take its toll on the Chinese economy. The Group was also significantly affected by the COVID-19, such that there has been a drastic downfall in the demand for refined oil and natural gas in the market, while the prices of crude and refined oil and natural gas have been significantly decreased, and the operation and management of oil and gas industrial chain became more complicated and difficult. The Group actively set up an anti-COVID-19 steering team to arrange in time for various steps to be taken in response, safeguarding the health of its employees in addition to safe and well-ordered production and operation, implementing special action on improving quality and enhancing profitability, controlling the capital expenditures and costs, optimizing debt settlement structure, actively promoting sales and improving profitability, and accelerating the development of domestic natural gas business, thus trying to minimize the loss arising therefrom and ensure sustainable business development in the long run.

3.6.2	The price of international crude oil fell sharply

Since 2020, due to the impact of various factors, international crude oil prices have fallen sharply. As at the end of the first quarter, the aggregate decreases in spot prices of both North Sea Brent crude oil and WTI crude oil have reached 73.25% and 66.53%, respectively. The decline in international crude oil prices has adversely affected the Group’s sales revenue and profits, the Group actively takes measures to deal with the risks of crude oil price fluctuations, and strives to maintain stable and healthy development of production and operations.

3.6.3	Short term adjustment of natural gas price

On February 22, 2020, NDRC issued the Notice on Interim Reduction of Gas Cost for Non-resident Use to Support Resumption of Work and Production (Fa Gai Jia Ge [2020] No. 257) (《關於階段性降低非居民用氣成本支持企業復工複產的通知》（發改價格〔2020〕257號）) (the “Notice”), pursuant to which, to act on the government’s guideline in respect of proper coordination of anti-COVID-19 efforts as well as economic and social development, the cost of non-resident use of gas will be lowered in the short term. Starting from the date thereof to June 30, 2020, off-season price policies shall be implemented in advance for the city gate prices of natural gas for non-resident use, greater price discounts shall be provided to industries, such as chemical fertilizers, which are deeply affected by the COVID-19, and the end-user prices of natural gas should reduce timely. The sales revenue and profits of natural gas sales of our Group were affected to a certain extent; however, we will go on optimizing our production and operation and pushing ahead sustainable and high-quality business development.

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

April 29, 2020

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Dai Houliang as the Chairman; Mr. Li Fanrong as the Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

Appendix

A. Financial statements for the first quarter of 2020 prepared in accordance with CAS

1.	Consolidated Balance Sheet

ASSETS	March 31, 2020	December 31, 2019
	RMB million	RMB million
Current assets
Cash at bank and on hand	98,722	110,665
Accounts receivable	80,089	64,184
Receivables financing	5,430	7,016
Advances to suppliers	29,202	17,038
Other receivables	23,298	21,199
Inventories	185,870	181,921
Other current assets	64,803	64,890

Total current assets	487,414	466,913

Non-current assets
Investments in other equity instruments	866	930
Long-term equity investments	102,539	102,165
Fixed assets	687,641	703,414
Oil and gas properties	812,811	831,814
Construction in progress	250,059	247,996
Right-of-use assets	187,573	189,632
Intangible assets	84,275	84,832
Goodwill	42,930	42,808
Long-term prepaid expenses	10,129	10,258
Deferred tax assets	28,901	24,259
Other non-current assets	32,165	28,169

Total non-current assets	2,239,889	2,266,277

TOTAL ASSETS	2,727,303	2,733,190

Chairman Dai Houliang	Director and President Duan Liangwei	Chief Financial Officer Chai Shouping

1. Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2020	December 31, 2019
	RMB million	RMB million
Current liabilities
Short-term borrowings	88,402	70,497
Notes payable	10,400	13,153
Accounts payable	213,218	260,102
Contracts liabilities	84,993	82,490
Employee compensation payable	11,000	10,169
Taxes payable	43,323	67,382
Other payables	47,888	34,699
Current portion of non-current liabilities	143,164	92,879
Other current liabilities	69,576	30,048

Total current liabilities	711,964	661,419

Non-current liabilities
Long-term borrowings	162,004	174,411
Debentures payable	85,541	116,471
Lease liabilities	165,373	164,143
Provisions	140,003	137,935
Deferred tax liabilities	21,255	21,418
Other non-current liabilities	12,438	12,815

Total non-current liabilities	586,614	627,193

Total liabilities	1,298,578	1,288,612

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,364	127,314
Special reserve	13,671	12,443
Other comprehensive income	(30,744)	(27,756)
Surplus reserves	197,282	197,282
Undistributed profits	721,890	738,124

Equity attributable to equity holders of the Company	1,212,484	1,230,428

Non-controlling interests	216,241	214,150

Total shareholders’ equity	1,428,725	1,444,578

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,727,303	2,733,190

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

2. Company Balance Sheet

ASSETS	March 31, 2020	December 31, 2019
	RMB million	RMB million
Current assets
Cash at bank and on hand	11,478	6,636
Accounts receivable	11,735	10,072
Receivables financing	1,696	2,538
Advances to suppliers	16,440	6,980
Other receivables	11,082	8,997
Inventories	115,146	117,757
Other current assets	47,404	47,565

Total current assets	214,981	200,545

Non-current assets
Investments in other equity instruments	378	437
Long-term equity investments	405,744	402,584
Fixed assets	337,525	347,649
Oil and gas properties	588,788	599,230
Construction in progress	156,730	158,823
Right-of-use assets	105,936	107,852
Intangible assets	64,062	64,530
Long-term prepaid expenses	8,359	8,198
Deferred tax assets	18,320	14,725
Other non-current assets	11,881	10,571

Total non-current assets	1,697,723	1,714,599

TOTAL ASSETS	1,912,704	1,915,144

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

2. Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2020	December 31, 2019
	RMB million	RMB million
Current liabilities
Short-term borrowings	72,910	66,027
Notes payable	9,625	12,046
Accounts payable	85,335	102,780
Contracts liabilities	56,304	54,014
Employee compensation payable	8,535	7,931
Taxes payable	23,957	42,779
Other payables	62,612	60,291
Current portion of non-current liabilities	81,163	36,799
Other current liabilities	65,707	25,882

Total current liabilities	466,148	408,549

Non-current liabilities
Long-term borrowings	96,253	110,717
Debentures payable	82,000	113,000
Lease liabilities	86,520	85,449
Provisions	97,413	95,643
Other non-current liabilities	6,377	6,511

Total non-current liabilities	368,563	411,320

Total liabilities	834,711	819,869

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,845	127,845
Special reserve	7,384	6,513
Other comprehensive income	822	979
Surplus reserves	186,190	186,190
Undistributed profits	572,731	590,727

Total shareholders’ equity	1,077,993	1,095,275

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,912,704	1,915,144

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

3. Consolidated Income Statement

	Three months ended March 31
	2020	2019Note
Items	RMB million	RMB million
Operating income	509,098	594,815
Less: Cost of sales	(425,541)	(472,341)
Taxes and surcharges	(45,325)	(55,876)
Selling expenses	(16,157)	(16,374)
General and administrative expenses	(13,800)	(14,791)
Research and development expenses	(3,975)	(3,582)
Finance expenses	(7,288)	(7,513)
Including: Interest expenses	7,830	7,690
Interest income	790	799
Add: Other income	1,794	2,522
Investment income	(89)	2,478
Including: Income from investment in associates and joint ventures	(221)	2,341
Credit losses	(121)	(92)
Asset impairment losses	(7,848)	6
Gains on asset disposal	—	18

Operating (loss) / profit	(9,252)	29,270

Add: Non-operating income	310	550
Less: Non-operating expenses	(1,733)	(5,252)

(Loss) / profit before taxation	(10,675)	24,568

Less: Taxation	(2,678)	(8,539)

Net (loss) / profit	(13,353)	16,029

Classified by continuity of operations:
Net (loss) / profit from continuous operation	(13,353)	16,029
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	(16,234)	10,245
Non-controlling interests	2,881	5,784
(Loss) / earnings per share
Basic (loss) / earnings per share (RMB Yuan)	(0.089)	0.056
Diluted (loss) / earnings per share (RMB Yuan)	(0.089)	0.056
Other comprehensive income, net of tax	(3,331)	(784)
Other comprehensive income (net of tax) attributable to equity holders of the Company	(2,988)	100
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(48)	35
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	(117)	83
Translation differences arising from translation of foreign currency financial statements	(2,823)	(18)
Other comprehensive income (net of tax) attributable to non-controlling interests	(343)	(884)

Total comprehensive income	(16,684)	15,245

Attributable to:
Equity holders of the Company	(19,222)	10,345
Non-controlling interests	2,538	4,900

Note:	The comparative amounts in the financial statements are presented as if Dalian West Pacific had been consolidated from the beginning of the earliest reporting period presented.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

4. Income Statement

	Three months ended March 31
	2020	2019
Items	RMB million	RMB million
Operating income	274,953	347,061
Less: Cost of sales	(233,019)	(269,272)
Taxes and surcharges	(35,121)	(43,194)
Selling expenses	(10,943)	(11,234)
General and administrative expenses	(9,043)	(11,509)
Research and development expenses	(3,596)	(1,761)
Finance expenses	(5,703)	(5,303)
Including: Interest expenses	5,702	5,286
Interest income	68	228
Add: Other income	1,463	2,227
Investment income	2,766	681
Including: Income from investment in associates and joint ventures	741	930
Credit losses	(108)	(73)
Asset impairment losses	(1,963)	(2)
Gains on asset disposal	4	20

Operating (loss) / profit	(20,310)	7,641

Add: Non-operating income	242	389
Less: Non-operating expenses	(1,505)	(1,078)

(Loss) / profit before taxation	(21,573)	6,952

Less: Taxation	3,577	(1,682)

Net (loss)/profit	(17,996)	5,270

Classified by continuity of operations:
Net (loss) / profit from continuous operation	(17,996)	5,270
Net profit from discontinued operation	—	—
(Loss) / earnings per share
Basic (loss) / earnings per share (RMB Yuan)	(0.098)	0.029
Diluted (loss) / earnings per share (RMB Yuan)	(0.098)	0.029
Other comprehensive income, net of tax	(157)	125
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(45)	45
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	(112)	80

Total comprehensive income	(18,153)	5,395

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

5. Consolidated Cash Flow Statement

	Three months ended March 31
	2020	2019Note
Items	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	561,517	671,479
Cash received relating to other operating activities	1,867	643

Sub-total of cash inflows	563,384	672,122

Cash paid for goods and services	(444,079)	(462,092)
Cash paid to and on behalf of employees	(31,407)	(30,623)
Payments of various taxes	(90,302)	(109,531)
Cash paid relating to other operating activities	(15,692)	(8,111)

Sub-total of cash outflows	(581,480)	(610,357)

Net cash flows (used for) / generated from operating activities	(18,096)	61,765

Cash flows from investing activities
Cash received from disposal of investments	83	1,629
Cash received from returns on investments	1,108	782
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	24	53

Sub-total of cash inflows	1,215	2,464

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(49,872)	(60,942)
Cash paid to acquire investments	(1,344)	(245)

Sub-total of cash outflows	(51,216)	(61,187)

Net cash flows used for investing activities	(50,001)	(58,723)

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

5. Consolidated Cash Flow Statement (Continued)

	Three months ended March 31
	2020	2019Note
Items	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	59	47
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	59	47
Cash received from borrowings	284,883	242,365

Sub-total of cash inflows	284,942	242,412

Cash repayments of borrowings	(216,070)	(200,721)
Cash payments for interest expenses and distribution of dividends or profits	(7,363)	(6,134)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(842)	(472)
Capital reduction of subsidiaries	—	(10)
Cash payments relating to other financing activities	(3,388)	(7,268)

Sub-total of cash outflows	(226,821)	(214,133)

Net cash flows from financing activities	58,121	28,279

Effect of foreign exchange rate changes on cash and cash equivalents	872	(1,006)

Net (decrease) / increase in cash and cash equivalents	(9,104)	30,315

Add: Cash and cash equivalents at beginning of the period	86,409	85,954

Cash and cash equivalents at end of the period	77,305	116,269

Note:	The comparative amounts in the financial statements are presented as if Dalian West Pacific had been consolidated from the beginning of the earliest reporting period presented.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

6. Company Cash Flow Statement

	Three months ended March 31
	2020	2019
Items	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	308,755	401,019
Cash received relating to other operating activities	1,726	15,805

Sub-total of cash inflows	310,481	416,824

Cash paid for goods and services	(207,655)	(273,281)
Cash paid to and on behalf of employees	(22,342)	(13,079)
Payments of various taxes	(65,330)	(74,377)
Cash paid relating to other operating activities	(14,121)	(5,495)

Sub-total of cash outflows	(309,448)	(366,232)

Net cash flows from operating activities	1,033	50,592

Cash flows from investing activities
Cash received from disposal of investments	2,511	2,575
Cash received from returns on investments	1,472	289
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	4	49

Sub-total of cash inflows	3,987	2,913

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(31,654)	(42,342)
Cash paid to acquire investments	(7,460)	(6,990)

Sub-total of cash outflows	(39,114)	(49,332)

Net cash flows used for investing activities	(35,127)	(46,419)

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

6. Company Cash Flow Statement (Continued)

	Three months ended March 31
	2020	2019
Items	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	110,734	108,481

Sub-total of cash inflows	110,734	108,481

Cash repayments of borrowings	(63,317)	(88,724)

Cash payments for interest expenses and distribution of dividends or profits	(5,217)	(4,150)

Cash payments relating to other financing activities	(3,264)	(2,017)

Sub-total of cash outflows	(71,798)	(94,891)

Net cash flows from financing activities	38,936	13,590

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	4,842	17,763

Add: Cash and cash equivalents at beginning of the period	4,636	13,109

Cash and cash equivalents at end of the period	9,478	30,872

Chairman Dai Houliang	Director and President Duan Liangwei	Chief Financial Officer Chai Shouping

B. Financial statements for the first quarter of 2020 prepared in accordance with IFRS

1. Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2020	2019Note
	RMB million	RMB million
REVENUE	509,098	594,815

OPERATING EXPENSES
Purchases, services and other	(354,585)	(396,873)
Employee compensation costs	(31,779)	(32,852)
Exploration expenses, including exploratory dry holes	(7,543)	(6,202)
Depreciation, depletion and amortisation	(57,825)	(55,091)
Selling, general and administrative expenses	(15,778)	(16,143)
Taxes other than income taxes	(45,476)	(56,105)
Other income / (expense) net	509	(2,041)

TOTAL OPERATING EXPENSES	(512,477)	(565,307)

(LOSS) / PROFIT FROM OPERATIONS	(3,379)	29,508

FINANCE COSTS
Exchange gain	3,854	1,999
Exchange loss	(3,885)	(2,385)
Interest income	790	799
Interest expense	(7,830)	(7,690)

TOTAL NET FINANCE COSTS	(7,071)	(7,277)

SHARE OF (LOSS) / PROFIT OF ASSOCIATES AND JOINT VENTURES	(221)	2,341

(LOSS) / PROFIT BEFORE INCOME TAX EXPENSE	(10,671)	24,572
INCOME TAX EXPENSE	(2,678)	(8,539)

(LOSS) / PROFIT FOR THE PERIOD	(13,349)	16,033

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income	(30)	96
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences	(3,184)	(963)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	(117)	83

OTHER COMPREHENSIVE INCOME, NET OF TAX	(3,331)	(784)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	(16,680)	15,249

(LOSS) / PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	(16,230)	10,249
Non-controlling interests	2,881	5,784

	(13,349)	16,033

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	(19,218)	10,349
Non-controlling interests	2,538	4,900

	(16,680)	15,249

BASIC AND DILUTED (LOSS) / EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB YUAN)	(0.089)	0.056

Note:	The comparative amounts in the financial statements are presented as if Dalian West Pacific had been consolidated from the beginning of the earliest reporting period presented.

2. Consolidated Statement of Financial Position

	March 31, 2020	December 31, 2019
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,750,512	1,783,224
Investments in associates and joint ventures	102,447	102,073
Equity investments measured at fair value through other comprehensive income	858	922
Right-of-use assets	252,437	254,736
Intangible and other non-current assets	101,409	100,663
Deferred tax assets	28,901	24,259
Time deposits with maturities over one year	3,050	120

TOTAL NON-CURRENT ASSETS	2,239,614	2,265,997

CURRENT ASSETS
Inventories	185,870	181,921
Accounts receivable	80,089	64,184
Prepayments and other current assets	117,303	103,127
Notes receivable	5,430	7,016
Time deposits with maturities over three months but within one year	21,417	24,256
Cash and cash equivalents	77,305	86,409

TOTAL CURRENT ASSETS	487,414	466,913

CURRENT LIABILITIES
Accounts payable and accrued liabilities	292,302	328,314
Contract liabilities	84,993	82,490
Income taxes payable	5,794	7,564
Other taxes payable	37,529	59,818
Short-term borrowings	285,916	175,840

Lease liabilities	5,431	7,393

TOTAL CURRENT LIABILITIES	711,965	661,419

NET CURRENT LIABILITIES	(224,551)	(194,506)

TOTAL ASSETS LESS CURRENT LIABILITIES	2,015,063	2,071,491

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	726,894	743,124
Reserves	302,301	304,011

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,212,216	1,230,156
NON-CONTROLLING INTERESTS	216,240	214,149

TOTAL EQUITY	1,428,456	1,444,305

NON-CURRENT LIABILITIES
Long-term borrowings	247,545	290,882
Asset retirement obligations	140,003	137,935
Lease liabilities	165,373	164,143
Deferred tax liabilities	21,248	21,411
Other long-term obligations	12,438	12,815

TOTAL NON-CURRENT LIABILITIES	586,607	627,186

TOTAL EQUITY AND NON-CURRENT LIABILITIES	2,015,063	2,071,491

3. Consolidated Statement of Cash Flows

	Three months ended March 31
	2020	2019Note
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) / profit for the period	(13,349)	16,033
Adjustments for:
Income tax expense	2,678	8,539
Depreciation, depletion and amortisation	57,825	55,091
Capitalised exploratory costs charged to expense	3,134	3,014
Safety fund reserve	1,340	1,293
Share of loss / (profit) of associates and joint ventures	221	(2,341)
Provision for impairment of receivables, net	121	92
Write down in inventories, net	7,848	(6)
Loss on disposal of property, plant and equipment	223	45
Loss / (gain) on disposal of other non-current assets	1	(80)
Dividend income	(1)	—
Interest income	(790)	(799)
Interest expense	7,830	7,690
Changes in working capital:
Accounts receivable, prepayments and other current assets	(30,608)	(36,079)
Inventories	(11,795)	5,437
Accounts payable and accrued liabilities	(35,655)	23,258
Contract liabilities	2,503	(8,424)

CASH FLOWS (USED FOR) / GENERATED FROM OPERATIONS	(8,474)	72,763
Income taxes paid	(9,622)	(10,998)

NET CASH FLOWS (USED FOR) / GENERATED FROM OPERATING ACTIVITIES	(18,096)	61,765

3. Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2020	2019Note
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(48,913)	(59,012)
Acquisition of investments in associates and joint ventures	(1,113)	(96)
Prepayments on long-term leases	(771)	(901)
Acquisition of intangible assets and other non-current assets	(188)	(1,029)
Acquisition of subsidiaries	(58)	—
Proceeds from disposal of property, plant and equipment	6	52
Proceeds from disposal of other non-current assets	18	43
Interest received	826	478
Dividends received	282	304
(Increase)/decrease in time deposits with maturities over three months	(90)	1,438

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(50,001)	(58,723)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(193,862)	(137,931)
Repayments of long-term borrowings	(22,208)	(62,790)
Repayments of lease liabilities	(3,388)	(7,268)
Interest paid	(6,521)	(5,662)
Dividends paid to non-controlling interests	(842)	(472)
Increase in short-term borrowings	252,019	176,106
Increase in long-term borrowings	32,864	66,259
Cash contribution from non-controlling interests	59	47
Capital reduction of subsidiaries	—	(10)

NET CASH FLOWS FROM FINANCING ACTIVITIES	58,121	28,279

TRANSLATION OF FOREIGN CURRENCY	872	(1,006)

(Decrease) / increase in cash and cash equivalents	(9,104)	30,315
Cash and cash equivalents at beginning of the period	86,409	85,954

Cash and cash equivalents at end of the period	77,305	116,269

Note:	The comparative amounts in the financial statements are presented as if Dalian West Pacific had been consolidated from the beginning of the earliest reporting period presented.

4. Segment Information

	Three months ended March 31
	2020	2019Note
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	131,184	123,570
Revenue from external customers	23,408	28,772

	154,592	152,342
Refining and Chemicals
Intersegment sales	137,634	171,444
Revenue from external customers	39,972	47,276

	177,606	218,720
Marketing
Intersegment sales	75,560	79,776
Revenue from external customers	349,402	412,925

	424,962	492,701
Natural Gas and Pipeline
Intersegment sales	8,570	8,680
Revenue from external customers	96,201	105,666

	104,771	114,346
Head Office and Other
Intersegment sales	18	34
Revenue from external customers	115	176

	133	210
Total revenue from external customers	509,098	594,815

(Loss) / profit from operations
Exploration and Production	14,883	14,326
Refining and Chemicals	(8,702)	3,070
Marketing	(16,593)	3,517
Natural Gas and Pipeline	11,359	12,582
Head Office and Other	(4,326)	(3,987)

	(3,379)	29,508

Note:	The comparative amounts in the financial statements are presented as if Dalian West Pacific had been consolidated from the beginning of the earliest reporting period presented.